February 8, 2019

Yu Haifeng
Chairman of the Board and Chief Executive Officer
Puyi Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People's Republic of China

       Re: Puyi Inc.
           Amendment No. 3 to
           Registration Statement on Form F-1
           Filed February 5, 2019
           File No. 333-228510

Dear Mr. Haifeng:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed February 5, 2019

General

1. We note your revised disclosure that two ADSs represent three ordinary shares, as well as your estimated offering range of $6 to $7.50 per ADS for gross proceeds up to approximately $50 million. Accordingly, please revise to:

           Clarify whether individual or odd numbers of ADSs may be purchased in this offering and/or subsequently traded;
           Disclose the material impacts of one ADS representing one and one half of your ordinary shares (e.g. the treatment of fractional shares of your ordinary shares by the
 Yu Haifeng
Puyi Inc.
February 8, 2019
Page 2
          depositary and/or under your second amended and restated memorandum and articles of association); and
          Register the maximum number of securities which may be sold in your offering.
Prospectus Summary, page 1

2. Please revise your Prospectus Summary to disclose that Mr. Yu Haifeng will remain your majority shareholder following your initial public offering and that he will be able to exert substantial influence over your company as a result. In this regard we note your revised disclosure estimating that Mr. Yu Haifeng will beneficially own at least 84.3% of your outstanding share capital even if you sell the maximum number of securities in this offering. Please further address here and in your risk factors whether you will be a
      "controlled company" within the meaning of the NASDAQ Stock Market Rules and disclose the material impact on shareholders.
Item 8. Exhibits and Financial Statement Schedules, page II-2

3. We note your deposit agreement attached as Exhibit 4.5 includes jury trial waivers in both
      Section 7.6 and paragraph (25) of Exhibit A. Please revise your deposit agreement to state that despite agreeing to these provisions, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder. In this regard we note your response to comment 3 in our letter dated November 20, 2018 as well as your disclosure on page 37.
        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Benjamin
Phippen, Staff Accountant, at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameYu Haifeng
                                                            Division of
Corporation Finance
Comapany NamePuyi Inc.
                                                            Office of Financial
Services
February 8, 2019 Page 2
cc:       Kefei Li, Esq.
FirstName LastName